November 17, 2015

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	CU Bancorp

Registration Statement on Form S-3

Filed October 26, 2015

File No. 333-207598

(Withdrawal of Acceleration Request)

Dear Sir or Madam:

Reference is made to our letter, filed as correspondence via EDGAR, on November 10, 2015, in which we requested acceleration of the effective date of the above-referenced Registration Statement for November 10, 2015 in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). We are no longer requesting that such Registration Statement be declared effective at such time and hereby formally withdraw the request for acceleration filed on November 10, 2015.

Very truly yours,

CU BANCORP

/S/ ANITA Y. WOLMAN
By:	Anita Y. Wolman
Title:	General Counsel